09055818

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Specialty Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6160 Plumas Street
(No. and Street)

Reno, NV 89519
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Lawless (775) 823-2156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Fourth Floor, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Specialty Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____
Signature

Chief Compliance Officer
Title

Kristen M. Shipman
Notary Public

KRISTEN M. SHIPMAN
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 05-96419-2 - Expires May 2, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECIALTY CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPECIALTY FINANCIAL CORPORATION)

INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS
WITH
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Specialty Capital, LLC

We have audited the accompanying statement of financial condition of Specialty Capital, LLC (a wholly-owned subsidiary of Specialty Financial Corporation) ("the Company") as of December 31, 2008, and the related statements of income, member's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

San Francisco, California
February 25, 2009

FINANCIAL STATEMENTS

SPECIALTY CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPECIALTY FINANCIAL CORPORATION)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

		2008
ASSETS		
Cash and cash equivalents	$	125,279
Prepaid expenses		15,619
Total assets	$	140,898

MEMBER'S EQUITY

MEMBER'S EQUITY		
Members' contributions	$	460,000
Accumulated deficit		(319,102)
Total member's equity	$	140,898

See accompanying notes.

		2008
Revenue		
Commissions	$	274,524
Interest income		1,600
Total revenue		276,124
Expenses		
Salaries		169,167
Rent		18,319
Office supplies and expenses		20,161
Professional fees		35,939
Licenses and permits		12,679
Other expenses		9,875
Total expenses		266,140
NET INCOME	$	9,984

See accompanying notes.

SPECIALTY CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPECIALTY FINANCIAL CORPORATION)
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2008

	Member Contributions	Accumulated Deficit	Total Member's Equity
Balance, December 31, 2007	$ 460,000	$ (329,086)	$ 130,914
Net income	-	9,984	9,984
Balance, December 31, 2008	$ 460,000	$ (319,102)	$ 140,898

See accompanying notes.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

		2008
Cash flows from operating activities:		
Net income	$	9,984
Adjustment to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(15,387)
Accounts recievable from related party		106,655
Accounts payable and accrued expenses		(592)
Total adjustments		90,676
Net cash provided by operating activities		100,660
NET INCREASE IN CASH AND CASH EQUIVALENTS		100,660
Cash and cash equivalents at beginning of year and at inception		24,619
Cash and cash equivalents at end of year	$	125,279

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Specialty Capital, LLC (the "Company") is a registered broker/dealer providing brokerage services to individual and institutional customers. The Company is solely owned by Specialty Financial Corporation, a real estate management and development company.

The Company was formed primarily to serve the capital needs of its affiliated entities. As more fully explained in Note 2, the majority of the Company's operations are conducted on behalf of Specialty Trust, Inc. ("ST"), a private real estate investment trust. ST is managed by Specialty Financial Corporation, the 100% owner of the Company. In addition, Nello Gonfiantini is the sole owner of Specialty Financial Corporation and the Chief Executive Officer and Chairman of the Board of Directors of ST. The Company's operations are conducted in one location in Reno, Nevada.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents - The Company considers all short term investments with original maturities of 90 days or less to be cash equivalents.

Revenue Recognition - Under the accrual method, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred. Commissions received by the Company are recognized as income when earned according to the terms of each contract. However, revenue is not recognized on contingent offerings until the successful sale of the minimum required number of securities needed to close the offering.

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Net earnings are reportable to the Company's sole member, Specialty Financial Corporation and do not result in any tax liability for the Company. Accordingly, no provision has been made for Federal income taxes.

Business and Credit Concentrations - Most of the Company's customers are located in the State of Nevada. Business related to ST accounted for 100% of the Company's revenues.

The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and performs due diligence on the banks where deposits are held to assess their stability.

Advertising - The Company expenses the cost of advertising as it is incurred. There was no advertising expense during the year.

NOTE 2 – RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Company paid a fixed monthly amount of $28,070 to Specialty Financial Corporation for shared general and administrative expenses such as salaries, office rent and supplies. Effective March 1, 2008, the fixed monthly amount was amended to $15,803. These payments are included in the expense line items to which they apply.

An Agency Agreement was signed between the Company and ST on November 9, 2007, which gives the Company the exclusive rights to sell collateralized investment notes each month on behalf of ST on an agency and best efforts basis. In addition, on June 1, 2008, the Company signed an Agency Agreement with ST granting the Company the exclusive rights to sell secured investment notes each month on behalf of ST on an agency and best efforts basis. For the year ended December 31, 2008, the Company earned $107,878 in commissions from the sale of these notes.

A Repurchase Agency Agreement was signed between the Company and ST on January 7, 2008, which gives the Company the exclusive rights to facilitate the repurchase of ST common stock shares on behalf of ST under ST's Share Repurchase Plan. For the year ended December 31, 2008, the Company earned $166,646 in commissions from the repurchase of ST common stock.

NOTE 3 – REGUALTORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, net capital requirements are based upon a broker/dealer's classification and the types of securities and transactions in which it deals. At December 31, 2008, the Company had net capital and a net capital requirement of approximately $125,279 and $5,000, respectively. In addition, under the Uniform Net Capital Rule a broker/dealer can not have a ratio of Aggregate Indebtedness (as defined) to Net Capital in excess of 15:1. As of December 31, 2008, the Company had Aggregate Indebtedness of $-0- and an Aggregate Indebtedness to Net Capital ratio of 0.0 to 1.

The Company is a member of the Securities Investor Protection Corporation ("SIPC").

NOTE 4 – SUBSEQUENT EVENTS

On December 1, 2008, the Company signed an Agency Agreement with ST granting the Company the exclusive rights to sell shares of any common stock not subscribed for during ST's common stock rights offering that closed on January 5, 2009. The Company earned $4,432 in commissions in January 2009.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Specialty Capital, LLC

In planning and performing our audit of the financial statements of Specialty Capital, LLC (a wholly-owned subsidiary of Specialty Financial Corporation) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
February 25, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

		2008
Member's equity per statement of financial condition	$	140,898
Deductions		
Nonallowable assets		
Prepaid expenses and other assets		15,619
Net capital before haircuts		125,279
Haircuts		-
Net capital		125,279
Minimum net capital requirement - the greater of 12.5% of aggregate indebtedness of $0 or $5,000		5,000
Excess net capital	$	120,279
Ratio of aggregate indebtedness to net capital		0.0 to 1
Schedule of aggregate indebtedness	$	-

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2008.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.